Prospectus Supplement No. 5 (to Prospectus dated April 21, 2017)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-211949 Registration No. 333-217230

OFFERING PROSPECTUS

23,767,500 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated April 21, 2017 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-217230) (the “Registration Statement”). This prospectus supplement is being filed to update and supplement the information in the Prospectus, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2017 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement relates to the offer and sale of 23,767,500 shares of our common stock, par value $0.001 per share, by the existing holders of the securities named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, our Prospectus, dated April 21, 2017, as supplemented by this prospectus supplement is a combined prospectus and relates to shares registered under Registration Statement Nos. 333-211949 and 333-217230.

Our common stock is quoted on the New York Stock Exchange under the trading symbol “KDMN.” On July 24, 2017, the last reported sale price of our common stock was $2.93 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus and beginning on page 35 of our Quarterly Report on Form 10-Q filed with the Commission on May 15, 2017, and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 25, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2017

Kadmon Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37841	27-3576929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

450 East 29th Street New York, NY		10016
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (212) 308-6000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01	Other Events.

On July 25, 2017, Kadmon Holdings, Inc. (the “Company”) issued a press release announcing supplemental clinical data from the first cohort (KD025 200 mg QD) of an ongoing Phase 2 clinical trial (KD025-208) of the Company’s lead Rho-associated coiled-coil kinase 2 inhibitor, KD025, for chronic graft-versus-host disease. The full text of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated July 25, 2017, issued by Kadmon Holdings, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kadmon Holdings, Inc.

Date: July 25, 2017	/s/ Konstantin Poukalov
Konstantin Poukalov
Executive Vice President, Chief Financial Officer

Exhibit 99.1

Kadmon Announces Supplemental Interim Phase 2 Data of KD025 in Chronic Graft-Versus-Host Disease

NEW YORK, July 25, 2017 – Kadmon Holdings, Inc. (NYSE: KDMN) (“Kadmon” or the “Company”) today announced supplemental clinical data from the first cohort (KD025 200 mg QD) of an ongoing Phase 2 clinical trial (KD025-208) of the Company’s lead Rho-associated coiled-coil kinase 2 (“ROCK2”) inhibitor, KD025, for chronic graft-versus-host disease (“cGVHD”).  The Company first announced clinical data from the study on July 11, 2017.

The data points, which were pending at the time of the prior data release, are as follows:

•

An additional responder sustained a response through 24 weeks of KD025 treatment.  Of responders remaining on KD025 through 24 weeks, 8 of 9 (89%) sustained responses, up from 7 of 8 patients (88%) previously reported.

•

An additional patient achieved stable disease at week 24.  This finding brings the number of patients with stable disease at week 24 to three patients, up from two patients previously reported, and increases the overall clinical benefit (response and stable disease) to 88% (15/17) of patients, up from 82% (14/17) of patients.

The full data from the first cohort have been updated to reflect these points as follows:

KD025-208 is an ongoing Phase 2 clinical trial evaluating the safety, tolerability and activity of KD025 in adults with steroid-dependent or steroid-refractory cGVHD and active disease.  The dose-finding study includes 48 patients divided into three cohorts at different dose levels (KD025 200 mg QD, 200 mg BID and 400 mg QD), enrolled sequentially following a safety assessment of each cohort.

In a preliminary analysis of data from the first cohort, KD025 200 mg QD (n=17), KD025 demonstrated clinically meaningful responses in cGVHD patients, with an Overall Response Rate (“ORR”) of 71% (12/17), which includes complete and partial responders.  Of responders remaining on KD025 through week 24, 8 of 9 (89%) sustained responses.  In addition to the 12 responders, three patients have stable disease and remain on KD025 through week 24.  Overall clinical benefit (response and stable disease) occurred in 88% (15/17) of patients.  Sixty-seven percent (67%; 8/12) of responders saw an improvement in symptoms as measured by the Lee cGVHD Symptom Scale score.  To date, no drug-related serious adverse events (SAEs) have been recorded, and no drug-related elevations in liver function tests have been observed.  Importantly, 67% (8/12) of responders had reduction of steroid doses and 67% (4/6) of patients had reduction of tacrolimus doses.

About Kadmon Holdings, Inc.

Kadmon Holdings, Inc. is a fully integrated biopharmaceutical company focused on developing innovative products for significant unmet medical needs.  We have a diversified product pipeline in autoimmune and fibrotic diseases, oncology and genetic diseases.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements may be preceded by the words “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include statements regarding KD025, the results of KD025 in KD025-208, including in the second and third cohorts to be treated, as well as the long-term results of KD025 in the first cohort, and the prospects for KD025 in other indications.  We believe that these factors also include, but are not limited to, (i) the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; (ii) our ability to advance product candidates into, and successfully complete, clinical trials; (iii) our reliance on the success of our product candidates; (iv) the timing or likelihood of regulatory filings and approvals; (v) our ability to expand our sales and marketing capabilities; (vi) the commercialization of our product candidates, if approved; (vii)  the pricing and reimbursement of our product candidates, if approved; (viii) the implementation of our business model, strategic plans for our business, product candidates and technology; (ix) the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology; (x) our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties; (xi) costs associated with defending intellectual property infringement, product liability and other claims; (xii) regulatory developments in the United States, Europe and other jurisdictions; (xiii) estimates of our expenses, future revenues, capital requirements and our needs for additional financing; (xiv) the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements; (xv) our ability to maintain and establish collaborations or obtain additional grant funding; (xvi) the rate and degree of market acceptance of our product candidates; (xvii) developments relating to our competitors and our industry, including competing therapies; (xviii) our ability to effectively manage our anticipated growth; (xix) our ability to attract and retain qualified employees and key personnel; (xx) our ability to achieve cost savings and other benefits from our efforts to streamline our operations and to not harm our business with such efforts; and (xxi) the use of proceeds from our recent private placement. More detailed information about Kadmon and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the U.S. Securities and Exchange Commission (SEC), including the Company's Quarterly Report on Form 10-Q filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, with the SEC on May 15, 2017. Investors and security holders are urged to read these documents free of charge on the SEC's web site at www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact Information

Ellen Tremaine, Investor Relations

646.490.2989

ellen.tremaine@kadmon.com

Maeve Conneighton

212.600.1902

maeve@argotpartners.com